UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			June 30, 2018
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in our press release dated September 11, 2018, which was also furnished on Form 8-K on such date, USA Technologies, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “Form 10-K”) by the September 13, 2018 due date. The Audit Committee of the Company’s Board of Directors, with the assistance of independent legal and forensic accounting advisors, is in the process of conducting an internal investigation of current and prior period matters relating to certain of the Company’s contractual arrangements, including the accounting treatment, financial reporting and internal controls related to such arrangements. The Audit Committee is working closely with its advisors to complete its investigation in as timely a manner as possible. The Company will not be in a position to file its Form 10-K until the Audit Committee completes its investigation and the Company and its independent auditor assess the results of that investigation.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Stephen P. Herbert, Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☑	No	☐

If answer is no, identify report(s).

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The investigation described in Part III above, which is incorporated by reference herein, precludes the Company, at this time, from providing a reasonable quantitative description of the changes in its results of operations for the fiscal year ended June 30, 2018 from the previously reported results of operations for the fiscal year ended June 30, 2017. The Company currently anticipates a significant increase in revenues during the 2018 fiscal year as compared to the prior fiscal year, primarily as a result of greater license and transaction fees due to the acquisition of Cantaloupe Systems, Inc. (“Cantaloupe”), in November 2017. The Company also currently anticipates a significant increase of its net loss during the 2018 fiscal year as compared to the prior fiscal year, primarily due to the integration and acquisition costs incurred in connection with the Cantaloupe acquisition and increased selling, general and administrative expenses primarily due to the Cantaloupe acquisition as well an increase in sales and marketing costs as the Company continues to increase its market share in the cashless transaction vending industry. The net loss for the 2018 fiscal year will also reflect a provision for income taxes related to the Tax Cuts and Jobs Act. Each of the foregoing increases is consistent with the trends discussed in the Company’s quarterly reports on Form 10-Q for the quarters ended December 31, 2017 and March 31, 2018, filed on February 9, 2018 and May 10, 2018, respectively.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, uncertainty as to the scope, timing  and ultimate findings of the internal  investigation; the costs and expenses relating thereto; the impact of the internal investigation on the Company, its management and operations, including potential  financial impact on the Company; the risk of potential litigation or regulatory action arising from the internal investigation and its findings or from the failure to timely file the Form 10-K; the timing of the review by, and the conclusions of, the Company’s independent auditor regarding the investigation and its impact on the financial statements;  depending on the timing of the filing of the Form 10-K, the Company may be in default under the loan agreement with its bank lender; the potential identification of control deficiencies, including potential material weaknesses in internal control over financial reporting and the impact of the same; potential reputational damage that the Company may suffer as a result of the matters under investigation; the possibility that the Company will be unable to file its Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934; the impact of the pendency of the investigation on the value of the Company’s common and preferred stock; and the risk that the filing of the Form 10-K will take longer than currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	September 13, 2018	By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).